SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 1998 or

[]   Transition report pursuant to Section 15(d) of the Securities  Exchange Act
     of  1934   for  the   transition   period   from   ___________________   to
     ___________________



                           Commission File Number:   33-80504



         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

                                    THE SHARPER IMAGE
                                    401k SAVINGS PLAN




                                    Financial Statements as of and for the years
                                    ended    December   31,   1998   and   1997,
                                    Supplemental Schedules as of and for the year ended December 31, 1998 and Independent Auditors' Report

THE SHARPER IMAGE
401k SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                  4


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         With Fund Information as of December 31, 1998 and 1997             5-6

     Statements of Changes  in Net  Assets  Available  for  Benefits,
         With Fund Information for the years ended December 31, 1998
         and  1997                                                          7-8

     Notes to Financial Statements                                         9-12


SUPPLEMENTAL SCHEDULES:

     Item 27a - Supplemental Schedule of Assets Held
         for Investment Purposes as of December 31, 1998                     13

     Item 27d - Supplemental Schedule of Reportable
         Transactions for year ended December 31, 1998                       14


OTHER INFORMATION:

     Exhibit 23.1 - Independent Auditors' Consent                            16

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/     Deloitte & Touche LLP
-----------------------------

June 11, 1999

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
--------------------------------------------------------------------------------------
                                                    BlackRock
                                                    Large Cap    BlackRock    BlackRock
                                       BlackRock     Growth       Index        Inter.
                                       Balanced      Equity       Equity      Govt.Bond
                                        Fund(1)      Fund(1)      Fund(1)      Fund(1)
                                      ----------   ----------   ----------   ----------

Investments at Fair Value:
    Fixed-Income Securities           $  679,624
    Equity Securities                              $1,069,327   $  804,050
    Government Securities                                                    $   86,889
    Money Market Fund
    Common Stock
    Participant Loans

                                      ----------   ----------   ----------   ----------
    Total Investments at Fair Value      679,624    1,069,327      804,050       86,889
                                      ----------   ----------   ----------   ----------

Receivables:
    Employee Contributions                 4,498        6,018        5,902          810
    Employer Contribution                 13,643       19,511       16,471        2,973
                                      ----------   ----------   ----------   ----------
                                          18,141       25,529       22,373        3,783
                                      ----------   ----------   ----------   ----------

Net Assets Available for Benefits     $  697,765   $1,094,856   $  826,423   $   90,672
                                      ==========   ==========   ==========   ==========


                                                     Sharper
                                       BlackRock      Image
                                         Money     Corporation
                                        Market     Common Stock  Participant
                                        Fund(1)        Fund        Loans        Total
                                       ----------   ----------   ----------   ----------
Investments at Fair Value:
    Fixed-Income Securities                                                   $  679,624
    Equity Securities                                                          1,873,377
    Government Securities                                                         86,889
    Money Market Fund                  $  690,065                                690,065
    Common Stock                                    $  190,952                   190,952
    Participant Loans                                            $  133,082      133,082
                                       ----------   ----------   ----------   ----------
    Total Investments at Fair Value       690,065      190,952      133,082    3,653,989
                                       ----------   ----------   ----------   ----------

Receivables:
    Employee Contributions                  3,291          732                    21,251
    Employer Contribution                  16,559        3,794                    72,951
                                       ----------   ----------   ----------   ----------
                                           19,850        4,526                    94,202
                                       ----------   ----------   ----------   ----------

Net Assets Available for Benefits      $  709,915   $  195,478   $  133,082   $3,748,191
                                       ==========   ==========   ==========   ==========


(1)Formerly Compass Capital Funds.
See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------
                                                       Compass
                                                       Capital        Compass        Compass
                                        Compass       Large Cap       Capital        Capital
                                        Capital        Growth          Index         Inter.
                                       Balanced        Equity         Equity        Govt.Bond
                                         Fund           Fund           Fund(1)        Fund
                                      -----------    -----------    -----------    -----------
Investments at Fair Value:
    Fixed-Income Securities           $   534,055
    Equity Securities                                 $   731,342    $   486,739
    Government Securities                                                          $    64,600
    Money Market Fund
    Common Stock
    Participant Loans
                                      -----------    -----------    -----------    -----------
    Total Investments at Fair Value       534,055        731,342        486,739         64,600
                                      -----------    -----------    -----------    -----------

Receivables:
    Employee Contributions                  3,783          5,402          4,183            705
    Employer Contribution                  14,165         19,034         13,849          2,985
                                      -----------    -----------    -----------    -----------
                                           17,948         24,436         18,032          3,690
                                      -----------    -----------    -----------    -----------

Liabilities-Excess Contributions           (1,984)        (3,265)        (6,708)
                                      -----------    -----------    -----------    -----------
Net Assets Available for Benefits     $   550,019    $   752,513    $   498,063    $    68,290
                                      ===========    ===========    ===========    ===========




                                         Compass
                                         Capital     Sharper Image
                                          Money       Corporation
                                         Market      Common Stock    Participant
                                          Fund           Fund           Loans         Total
                                       -----------    -----------    -----------   -----------
Investments at Fair Value:
    Fixed-Income Securities                                                        $   534,055
    Equity Securities                                                                1,218,081
    Government Securities                                                               64,600
    Money Market Fund                  $   638,030                                     638,030
    Common Stock                                      $    90,421                       90,421
    Participant Loans                                                $    97,448        97,448
                                       -----------    -----------    -----------   -----------
    Total Investments at Fair Value        638,030         90,421         97,448     2,642,635
                                       -----------    -----------    -----------   -----------

Receivables:
    Employee Contributions                   3,837            963                       18,873
    Employer Contribution                   21,297          5,287                       76,617
                                       -----------    -----------    -----------   -----------
                                            25,134          6,250                       95,490
                                       -----------    -----------    -----------   -----------

Liabilities-Excess Contributions            (1,029)        (1,186)                     (14,172)
                                       -----------    -----------    -----------   -----------
Net Assets Available for Benefits      $   662,135    $    95,485    $    97,448   $ 2,723,953
                                       ===========    ===========    ===========   ===========


(1)Formerly Compass Capital Growth Equity Fund.
See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------
                                                               BlackRock
                                                               Large Cap      BlackRock      BlackRock
                                                BlackRock       Growth          Index         Inter.
                                                Balanced        Equity          Equity       Govt. Bond
                                                 Fund(1)        Fund(1)        Fund(1)        Fund(1)
                                               -----------    -----------    -----------    -----------
DDITIONS TO NET ASSETS:
   Investment income:
      Net appreciation
        in fair value of investments          $    81,153    $   227,512     $ 152,703$     $      546
      Interest and dividend income                 39,655         81,212         12,823          4,908
                                              -----------    -----------    -----------    -----------
        Total investment income                   120,808        308,724        165,526          5,454

   Employer contributions                          13,643         19,511         16,471          2,973
   Employee contributions                         152,599        209,370        189,559         25,426
                                              -----------    -----------    -----------    -----------
Total additions                                   287,050        537,605        371,556         33,853
                                              -----------    -----------    -----------    -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants       (94,293)      (183,639)       (79,761)        (9,913)
   Administrative expenses (Note 2)
                                              -----------    -----------    -----------    -----------

        Total deductions                          (94,293)      (183,639)       (79,761)        (9,913)
                                              -----------    -----------    -----------    -----------

NET INCREASE (DECREASE)
    BEFORE INTERFUND TRANSFERS                    192,757        353,966        291,795         23,940
NET INTERFUND TRANSFERS                           (45,011)       (11,623)        36,565         (1,558)
                                              -----------    -----------    -----------    -----------
NET INCREASE                                      147,746        342,343        328,360         22,382

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                 550,019        752,513        498,063         68,290
                                              -----------    -----------    -----------    -----------
End of year                                   $   697,765    $ 1,094,856    $   826,423    $    90,672
                                              ===========    ===========    ===========    ===========




                                                                Sharper
                                                BlackRock        Image
                                                 Money        Corporation
                                                 Market      Common Stock    Participant
                                                 Fund(1)          Fund           Loans        Total
                                               -----------    -----------    -----------    -----------
DDITIONS TO NET ASSETS:
   Investment income:
      Net appreciation
        in fair value of investments                         $   144,082                   $   605,996
      Interest and dividend income            $    36,709            202                       175,509
                                              -----------    -----------                   -----------
        Total investment income                    36,709        144,284                       781,505

   Employer contributions                          16,559          3,794                        72,951
   Employee contributions                         138,920         34,859                       750,733
                                              -----------    -----------                   -----------
Total additions                                   192,188        182,937                     1,605,189
                                              -----------    -----------                   -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants      (156,381)       (17,891)   $   (27,846)      (569,724)
   Administrative expenses (Note 2)               (11,227)                                     (11,227)
                                              -----------    -----------    -----------    -----------

        Total deductions                         (167,608)       (17,891)       (27,846)      (580,951)
                                              -----------    -----------    -----------    -----------

NET INCREASE (DECREASE)
    BEFORE INTERFUND TRANSFERS                     24,580        165,046        (27,846)     1,024,238
NET INTERFUND TRANSFERS                            23,200        (65,053)        63,480
                                              -----------    -----------    -----------    -----------
NET INCREASE                                       47,780         99,993         35,634      1,024,238

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                 662,135         95,485         97,448      2,723,953
                                              -----------    -----------    -----------    -----------
End of year                                   $   709,915    $   195,478    $   133,082    $ 3,748,191
                                              ===========    ===========    ===========    ===========



(1)Formerly Compass Capital Funds
See accompanying notes to financial statements.


THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------
                                                               Compass
                                                               Capital        Compass        Compass
                                                Compass       Large Cap       Capital        Capital
                                                Capital        Growth          Index         Inter.
                                                Balanced       Equity         Equity       Govt. Bond
                                                  Fund         Fund(1)         Fund           Fund
                                              -----------    -----------    -----------    -----------
ADDITIONS TO NET ASSETS:
   Investment income:
      Net appreciation
        in fair value of investments          $    50,563    $    52,254      $ 101,936     $      968
      Interest and dividend income                 48,130         99,758          7,986          3,171
                                               -----------    -----------    -----------    -----------
        Total investment income                    98,693        152,012        109,922          4,139

   Employer contributions                          14,165         19,034         13,849          2,985
   Employee contributions                         138,602        205,972        156,459         25,303
                                              -----------    -----------    -----------    -----------
Total additions                                   251,460        377,018        280,230         32,427
                                              -----------    -----------    -----------    -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants       (80,041)      (119,074)       (91,658)       (11,021)
   Administrative expenses (Note 2)
                                              -----------    -----------    -----------    -----------

        Total deductions                          (80,041)      (119,074)       (91,658)       (11,021)
                                              -----------    -----------    -----------    -----------

NET INCREASE (DECREASE)
    BEFORE INTERFUND TRANSFERS                    171,419        257,944        188,572         21,406
NET INTERFUND TRANSFERS                            (9,556)       (17,479)        39,002         (2,484)
                                              -----------    -----------    -----------    -----------
NET INCREASE                                      161,863        240,465        227,574         18,922

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                 388,156        512,048        270,489         49,368
                                              -----------    -----------    -----------    -----------
End of year                                   $   550,019    $   752,513    $   498,063    $    68,290
                                              ===========    ===========    ===========    ===========


                                                Compass
                                                Capital       Sharper Image
                                                 Money        Corporation
                                                 Market       Common Stock   Participant
                                                  Fund            Fund          Loans          Total
                                               -----------    -----------    -----------    -----------
ADDITIONS TO NET ASSETS:
   Investment income:
      Net appreciation
        in fair value of investments                         $    10,508                   $   216,229
      Interest and dividend income            $    35,194             33                       194,272
                                              -----------    -----------                   -----------
        Total investment income                    35,194         10,541                       410,501

   Employer contributions                          21,297          5,287                        76,617
   Employee contributions                         166,392         33,804                       726,532
                                              -----------    -----------                   -----------
Total additions                                   222,883         49,632                     1,213,650
                                              -----------    -----------                   -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants        (83,180)        (5,221)   $   (21,408)      (411,603)
   Administrative expenses (Note 2)                (11,827)                                     (11,827)
                                               -----------    -----------    -----------    -----------

        Total deductions                           (95,007)        (5,221)       (21,408)      (423,430)
                                               -----------    -----------    -----------    -----------

NET INCREASE (DECREASE)
    BEFORE INTERFUND TRANSFERS                     127,876         44,411        (21,408)       790,220
NET INTERFUND TRANSFERS                            (71,647)         3,153         59,011
                                               -----------    -----------    -----------    -----------
NET INCREASE                                        56,229         47,564         37,603        790,220

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                  605,906         47,921         59,845      1,933,733
                                               -----------    -----------    -----------    -----------
End of year                                    $   662,135    $    95,485    $    97,448    $ 2,723,953
                                               ===========    ===========    ===========    ===========


(1)Formerly Compass Capital Growth Equity Fund.
See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General- The Plan was established on April 1, 1994. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions- Participants may contribute 1% to 10% of their annual compensation, plus up to 100% of any employer paid cash bonus, not to exceed the maximum deductible amount of $10,000 and $9,500 for the years ended December 31, 1998 and 1997, respectively. Participants may also effect rollover distributions to the Plan from other qualified defined benefit or contribution plans. For the years ended December 31, 1998 and 1997 the Company made employer matching contributions equal to 100% of the participants contribution up to a maximum of $250 per participant.

     Participant Accounts- Each participant's account is credited with the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

     Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Vesting in the Company's matching contributions, made on their behalf, plus earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

     Investment Options- Participants can direct their contributions to any of the six investment options:

         BlackRock Balanced Fund- The prospectus indicates that the funds are invested in equity and fixed-income senior securities with at least 25% of the portfolio's total assets invested in fixed-income senior securities. Prior to February 1998 the fund was called the Compass Capital Balanced Fund.

         BlackRock Large Cap Growth Equity Fund- The prospectus indicates that the funds are primarily invested in common stock in the middle and higher capitalization ranges (over $1 billion market capitalization at the time of purchase) and growth prospects exceeding that of the general economy. Prior to February 1998 the fund was called the Compass Capital Large Cap Growth Equity Fund, and prior to January 1997 was called Compass Capital Growth Equity Fund.

         BlackRock Index Equity Fund- The prospectus indicates that the funds are substantially invested in common stock in the Standard & Poor's 500 Index in approximately the same proportion as they are represented in such Index. Prior to February 1998 the fund was called the Compass Capital Index Equity Fund.

         BlackRock Intermediate Government Bond Fund- The prospectus indicates that the funds are primarily invested in obligations issued or guaranteed by the United States government, its agencies or instrumentalities and repurchase agreements and collaterized mortgage obligations relating to such obligations. Prior to February 1998 the fund was called the Compass Capital Intermediate Government Bond Fund.

         BlackRock Money Market Fund- The prospectus indicates that the funds are invested in short-term, high quality United States dollar denominated instruments. Prior to February 1998 the fund was called the Compass Capital Money Market Fund.

         Sharper Image Corporation Common Stock Fund- The prospectus indicates that the funds are invested in common stock of the Company.

     Distribution of Benefits - Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution.

     Participant Loans - Participant loans are available to active employees. The loan amount available is 50% of a participant's vested account balance, with a minimum loan of $1,000 and a maximum loan of $50,000. As of December 31, 1998, there were 33 loans outstanding, with an interest rate of 9.5%, and as of December 31, 1997, there were 59 loans outstanding with interest rates ranging from 9.25% to 9.75%.

     Plan Termination- Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA.

     Tax Status - The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC Bank, National Association. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Forfeiture Accounts - At December 31, 1998 and 1997, forfeited non-vested account balances totaled $14,975 and $15,228, respectively. These accounts will be used to offset future expenses of the Plan. In addition, during 1998 and 1997, Plan administrative expenses totaling $11,227 and $11,827, respectively, were deducted from these account balances.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid.

     Administrative Expenses - Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997 are separately identified in the following table:

                                  December 31, 1998          December 31, 1997
                                  -----------------          -----------------
                                 Number of                  Number of
                                 Shares or     Fair         Shares or     Fair
                                 Par Value     Value        Par Value     Value
                                 ---------     -----        ---------     -----
BlackRock:
    Balanced Fund                  34,290   $  679,624       30,817   $  534,055
    Large Cap Growth
         Equity Fund               50,920    1,069,327       45,061      731,342
   Index Equity Fund               33,912      804,050       26,029      486,739
   Money Market Fund              538,598      690,065      523,827      638,030
Sharper Image Corporation
   Common Stock Fund               10,126      190,952



4.   DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

     As of December 31, 1998 and 1997, net assets available for benefits included $7,475 and $1,300, respectively, due to participants who had withdrawn from participation in the Plan. The net assets available for benefits also includes vested funds from former Company employees who can no longer make contributions to the Plan, but who have elected to retain their funds in their investments accounts, as allowed in the Plan's provisions. The amount of funds in the net assets available for former employees who have not requested distribution at year end are $328,112 and $115,743 at December 31, 1998 and 1997, respectively.

                                * * * * * * * * *

THE SHARPER IMAGE
401k SAVINGS PLAN


Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
                                                          Number of
                                                          Shares or                 Fair
 Description of Investment                                Par Value     Cost        Value
 -------------------------                                ---------     ----        -----

 FIXED INCOME SECURITIES
   Compass Capital Balanced Equity Fund                    34,290   $  555,310   $  679,624

EQUITY SECURITIES
   Compass Capital Large Cap Growth Equity Fund            50,920      809,889    1,069,327
   Compass Capital Index Equity Fund                       33,912      589,925      804,050

GOVERNMENT SECURITIES
   Compass Capital Intermediate Government Bond Fund        8,460       85,577       86,889

MONEY MARKET FUND
   Compass Capital Money Market Fund                      538,598      618,917      690,065

COMMON STOCK
   Sharper Image Corporation Common Stock Fund             10,126       73,927      190,952

PARTICIPANT LOANS
   Thirty-three loans outstanding with an
   interest rate of 9.5%                                  133,082      133,082      133,082
                                                                    ----------   ----------

   Total Investments                                                $2,866,627   $3,653,989
                                                                    ==========   ==========

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



THE SHARPER IMAGE
401k SAVINGS PLAN


 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
      YEAR ENDED DECEMBER 31, 1998
Identity of                              Purchases                       Sales
Party Involved                  Transactions        Price     Transactions     Price          Gain
--------------                  ------------        -----     ------------     -----          ----

BlackRock:
----------
  Balanced Fund                        56         $228,562         63         $164,146      $ 27,107
  Large Cap Growth Equity Fund         57          382,401         66          271,927        52,292
  Index Equity Fund                    69          321,383         60          156,775        38,437
  Intermediate Government
    Bond Fund                          44           41,151         41           19,407           398
  Money Market Fund                    76          261,978         62          243,876        20,299

Sharper Image Corporation
  Common Stock Fund                    38           50,042         46           93,593        28,217

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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  THE SHARPER IMAGE 401k SAVINGS PLAN
                                  BY SHARPER IMAGE CORPORATION
                                      PLAN ADMINISTRATOR




Date:     June 23, 1999           by:/s/ Tracy Y. Wan
     ----------------------          ---------------------------
                                         Tracy Y. Wan
                                         President, Chief Operating Officer and
                                         Plan Administrator




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